SCHEDULE 14A INFORMATION

      Proxy Statement Pursuant to Section 14(a) of the Securities Exchange
                                  Act of 1934


                                (Amendment No. 1)



Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:
[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by
    Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12


 .............................RANGER INDUSTRIES, INC............................
                (Name of Registrant as Specified In Its Charter)

 ....................PURE GROUP, INC., a Delaware corporation...................
     (Name of Person(s) Filing Proxy Statement if other than the Registrant) Payment of Filing Fee (Check the appropriate box):
[X]  No fee required
[  ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
         1) Title of each class of securities to which transaction applies:
         ......................................................................
         2) Aggregate number of securities to which transaction applies:
         ......................................................................
         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
         ......................................................................
         4) Proposed maximum aggregate value of transaction:
         ......................................................................
         5) Total fee paid:
         ......................................................................
[  ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11-(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         1) Amount Previously Paid:  -----------------------------------------
         2) Form, Schedule or Registration Statement No:  --------------------
         3) Filing Party:  ---------------------------------------------------
         4) Date Filed:  -----------------------------------------------------


 480241.1

             PRELIMINARY SOLICITING MATERIAL - DATED APRIL 11, 1997
         FOR INFORMATION OF THE SECURITIES AND EXCHANGE COMMISSION ONLY
              -----------------------------------------------------


                                PURE GROUP, INC.
                                  P.O. BOX 1028
                            LAKE WORTH, FLORIDA 33460
-------------------------------------------------------------------------------



TO THE STOCKHOLDERS OF RANGER INDUSTRIES, INC:

         The undersigned is a holder (hereinafter, the "Soliciting Stockholder") of 151,737 shares of the outstanding common stock, $0.01 par value (the "Common Stock") of Ranger Industries, Inc., a Connecticut corporation (the "Company"). The Soliciting Stockholder's shares of Common Stock, together with the 34,037 shares of Common Stock held by Tangible Media, Inc., a Delaware corporation ("TMI") which is an affiliate of the Soliciting Stockholder, constitute 4.6% of the outstanding Common Stock of the Company.

         The Soliciting Stockholder is sending this letter and the attached solicitation statement (the "Solicitation Statement" or the "Statement") and form of demand for a special meeting of stockholders (the "Form of Demand" or the "Demand") to all stockholders of record of the Company as of [ ] (the "Record Date") for the purpose of asking the stockholders to formally demand that the Board of Directors of the Company call a special meeting of stockholders (the "Special Meeting of Stockholders" or the "Meeting") for the following purposes:

         1. Amending Section 3.14 of the by-laws of the Company (the "By-laws") to (a) authorize the stockholders to fill vacancies in the Board of Directors at a special meeting of stockholders, and (b) remove certain procedural requirements with respect to the nomination and election of directors by the stockholders;

         2. Removing the current Board of Directors, including any Directors elected or appointed to the Board at any time prior to the vote thereon at the Special Meeting (the "Current Board"); and

         3. Electing a new slate of directors (the "New Board") to serve until the next annual meeting of stockholders.

         The Current Board was installed on February 28, 1990, and the Company has not held an annual meeting for the election of directors since that time - over 7 years - in violation of the By-laws, and in violation of certain provisions of the Connecticut Business Corporation Act (the "BCA"). Under the By-laws, the Company is required to hold an annual meeting of stockholders on the fourth Wednesday in May each year (for fiscal year 1997, May 28), or such earlier or later date as determined by the Board of Directors.


         If a Special Meeting of Stockholders is held, the Soliciting Stockholder may solicit proxies in support of the proposals set forth above and distribute a proxy statement to the stockholders in connection with such solicitation. More information about the Soliciting Stockholder's proposals, including the proposed New Board, is set forth in the Solicitation Statement.


         Please read the accompanying Statement and Demand, and fill out and sign the Demand, and forward it to the Soliciting Agent (identified in the Solicitation Statement) in the enclosed envelope. The Soliciting Agent or the Soliciting Stockholder will present all the Demands to the Board of Directors.


Date:  April         , 1997     Yours very truly,


                                PURE GROUP, INC.,

                                By: /s/  Isaac Perlmutter
                                         ----------------
                                         ISAAC PERLMUTTER
                                         President

PLEASE PROMPTLY FILL OUT AND SIGN THE FORM OF DEMAND AND RETURN IT TO THE SOLICITING AGENT.


 480241.1

             PRELIMINARY SOLICITING MATERIAL - DATED APRIL 11, 1997
         FOR INFORMATION OF THE SECURITIES AND EXCHANGE COMMISSION ONLY
              -----------------------------------------------------


                             SOLICITATION STATEMENT
                             TO THE STOCKHOLDERS OF
                             RANGER INDUSTRIES, INC.

         This statement (the "Solicitation Statement" or the "Statement") and the accompanying Form of Demand is being distributed by Pure Group, Inc., a Delaware corporation (the "Soliciting Stockholder"), to the stockholders of Ranger Industries, Inc., a Connecticut corporation (the "Company") with its principal executive office c/o Zeisler & Zeisler, 558 Clinton Avenue, Bridgeport, Connecticut 06605, to request each stockholder of the Company to present a written demand, in the form accompanying this Statement, to the Board of Directors of the Company for the call of a special meeting of stockholders (the "Special Meeting of Stockholders" or the "Meeting") by May 28, 1997, or as promptly thereafter as may be necessary to comply with the notice and similar requirements applicable to the Company, for the purpose of considering and voting upon the following proposals:

         1. The amendment of Section 3.14 of the by-laws of the Company (the "By-laws") to (a) authorize the stockholders to fill vacancies in the Board of Directors at a special meeting of stockholders, and (b) remove certain procedural requirements with respect to the nomination and election of directors by the stockholders;

         2. The removal of the current members of the Board of Directors, including any Directors elected to the Board at any time prior to the vote thereon at the Special Meeting (the "Current Board"); and

         3. The election of a new Board of Directors (the "New Board") to serve until the next annual meeting of stockholders.

         The Current Board was installed on February 28, 1990, as part of the conclusion of the Company's voluntary bankruptcy proceeding (see "REASONS FOR THE SOLICITATION BACKGROUND"). The Company has not held an annual meeting for the election of directors since that time - over 7 years - in violation of the By-laws, and in violation of certain provisions of the Connecticut Business Corporation Act (the "BCA"). Under the By-laws, the Company is required to hold an annual meeting of stockholders on the fourth Wednesday in May each year (for fiscal year 1997, May 28), or such earlier or later date as determined by the Board of Directors.


        This Solicitation Statement is first being distributed to stockholders of the Company on or about April , 1997.


         THIS SOLICITATION STATEMENT SEEKS ONLY THE WRITTEN DEMAND FOR A SPECIAL MEETING OF STOCKHOLDERS. IT IS NOT INTENDED TO SOLICIT PROXIES TO VOTE ON THE ISSUES WHICH WOULD BE PRESENTED AT THE SPECIAL MEETING. IF A SPECIAL MEETING OF STOCKHOLDERS IS CALLED, THE SOLICITING STOCKHOLDER MAY DISTRIBUTE A PROXY STATEMENT AND SOLICIT THE PROXIES OF THE STOCKHOLDERS WITH RESPECT TO THE ISSUES TO BE VOTED UPON AT THE SPECIAL MEETING.

                                                   1
 480241.1

Demands Required from Stockholders;  Manner of Solicitation of Demands;  Costs


         The Company is required to hold a stockholders meeting upon the written demand of holders of thirty-five (35%) percent of the outstanding Common Stock. Mr. Issac Perlmutter, the President and sole stockholder of the Soliciting Stockholder, and Messrs. Morton E. Handel and Raymond Minella, all of whom constitute the Proposed New Board, are participating with the Soliciting Stockholder in this solicitation. In addition to the mailing of this Solicitation Statement and Form of Demand, Mr. Perlmutter and officers of the Soliciting Stockholder, and Messrs. Handel and Minella, may make telephone calls, facsimile transmissions and other solicitations, in person or otherwise, to certain stockholders of the Company for the purpose of acquiring the required percentage of Demands. The Soliciting Stockholder expects to engage Beacon Hill Partners, Inc. (the "Soliciting Agent"), to assist the Soliciting Stockholder in such efforts and to collect and tally the demands, and perform certain other advisory and administrative services in connection with the Solicitation, including telephone calls and other communications with stockholders of the Company, and with securities brokers, banks and other nominee stockholders.


         The full text of the Demand is set forth on the Form of Demand accompanying this Solicitation Statement. The Demand asks the Board of Directors of the Company to call a special meeting of stockholders by May 28, 1997, or as soon thereafter as practicable, for the purposes stated on the first page of this Solicitation Statement.


         The cost of this solicitation (including printing and mailing, attorneys' fees, and the fees and expenses of the Soliciting Agent) is being paid by the Soliciting Stockholder. The Soliciting Stockholder expects to spend approximately $___________ in connection with the solicitation of stockholders and has incurred expenses of approximately $______________ to date. The Soliciting Stockholder intends to request the Company to reimburse the Soliciting Stockholder for the expenses of this Solicitation if the New Board is elected. The New Board, if elected, is expected to approve that request, without seeking stockholder approval.


         Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding material to beneficial owners of the shares of Common Stock of the Company.

Procedure for Submitting the Demands

         Stockholders wishing to demand a meeting of stockholders as described herein should fill out the Form of Demand which accompanies this Solicitation Statement, including the number of shares they hold and their current mailing address, and sign the Demand and mail it, in the enclosed envelope, to the Soliciting Agent, Beacon Hill Partners, Inc., 90 Broad Street - 20th Floor, New York, New York 10004.

         The Soliciting Stockholder will deliver the Demands to the Current Board and the Secretary of the Company as promptly as practicable after receipt of Demands from stockholders owning at least

                                                   2
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



thirty-five (35%) percent of the outstanding Common Stock, or such greater percentage as the Soliciting Stockholder deems appropriate, if the Soliciting Stockholder believes that some of the Demands submitted may be technically defective.

         A stockholder may revoke the Demand by delivering written notice thereof to (i) the Soliciting Agent, at 90 Broad Street - 20th Floor, New York, New York 10004, or (ii) to the Secretary of the Company, c/o Zeisler & Zeisler, 558 Clinton Avenue, Bridgeport, Connecticut 06605, provided that such revocation is received prior to the time that the Soliciting Agent or the Soliciting Stockholder delivers the Demands to the Company. A revocation may be in any written form provided that it is dated later than the Demand, is signed by the stockholder, and clearly states that the Demand is no longer effective.

         PLEASE PROMPTLY FILL OUT AND SIGN THE FORM OF DEMAND AND
         RETURN IT TO THE SOLICITING AGENT.


                          REASONS FOR THE SOLICITATION

Background

         The Soliciting Stockholder acquired its shares of Common Stock for the purpose of seeking to replace the Current Board and executive officers of the Company with persons who would evaluate alternative strategies to improve stockholder value. To that end, the Soliciting Stockholder has requested the Board of Directors (i) to call an annual meeting of stockholders, (ii) to provide the Soliciting Stockholder with a copy of the list of stockholders of the Company, and (iii) to waive certain restrictions with respect to ownership of the Common Stock contained in the Company's amended and restated certificate of incorporation. To date, the Board of Directors has not complied with the Soliciting Stockholder's requests. As a result, the Soliciting Stockholder has prepared and distributed this Solicitation Statement and intends to commence appropriate legal proceedings to enforce these requests.

         TMI, an affiliate of the Soliciting Stockholder, acquired its 34,037 shares of Common Stock by virtue of its status as a creditor of the Company (which term, for purposes hereof, includes its subsidiaries) as a result of the Company's voluntary filing (July 11, 1988) of a petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code. The plan of reorganization (the "Plan") ultimately approved by the bankruptcy court, on February 28, 1990, cancelled all the common stock then outstanding and directed (i) the issuance of a new class of common stock (the "Common Stock") to be distributed to the creditors in proportion to their respective allowed but unsatisfied claims, and
(ii) the cancellation of all other outstanding equity and debt securities of the Company.

Filing of Schedule 13D by the Soliciting Stockholder

         On March 20, 1997, the Soliciting Stockholder filed, with the Company, the Securities and Exchange Commission (the "Commission"), and the National Association of Securities Dealers, Inc. (the "NASD"), a statement on Schedule 13D (as amended on March 27, the "Schedule 13D") which disclosed, among other things, the intention of the Soliciting Stockholder to seek a special meeting of the

                                        3
 480241.1
stockholders of the Company for the purposes described above. Mr. Morton E. Handel, one of the Soliciting Stockholder's nominees for the New Board, and Mr. Robert M. Grosser, a Director, Vice President and Secretary of the Soliciting Stockholder (whose address is c/o Toy Biz, Inc., 333 East 38th Street, New York, New York 10016), are parties to the Schedule 13D. All parties to the Schedule 13D disclaimed beneficial ownership of any Common Stock owned by each of the other reporting persons party to the Schedule 13D and disclaimed membership in any group that includes any of the other reporting persons other than as owned directly by such party or by a corporation which is wholly owned by such party. See "Proposed New Board."



        PROPOSED AMENDMENT OF SECTION 3.14 OF THE BY-LAWS OF THE COMPANY


         At the Special Meeting of Stockholders, the Soliciting Stockholder will propose the amendment of Section 3.14 of the By-laws of the Company to read as set forth on Annex I attached hereto. The By-laws as currently in effect authorize the stockholders to remove directors by majority vote, with or without cause, see Annex I, Section 3.12 of the By-laws. However, Section 3.14 does not currently permit the stockholders to elect replacements for removed directors, except at an annual meeting, which can only be called by the Board of Directors. The current By-laws, therefore, put the stockholders in a procedural maze in which they can remove directors (with or without cause) but cannot call the special meeting required to elect replacement directors. It is for this reason that the Soliciting Stockholder is proposing the amendment of Section 3.14 of the By-laws.

         The immediate effect of the proposed amendment would be to authorize the stockholders, at the Special Meeting, to elect successors to the Current Board, to serve until the next annual meeting of stockholders, and until their successors are elected and qualified. The long-term effect will be to thereafter permit the stockholders to remove some or all of the directors of the Company at an annual or special meeting of stockholders. The proposed amendment also removes from By-laws Section 3.14 numerous procedural requirements with respect to stockholders' nominations or elections of directors.


         Under the By-laws as currently in force, the stockholders may elect directors only at an annual meeting of stockholders, and only the Board of Directors can call an annual meeting of the stockholders. This makes it difficult for the stockholders to effect a change in the composition of the Board. The proposed amendment, if approved by the stockholders, would authorize the stockholders to call a special meeting for the purpose of electing or removing directors.


                               PROPOSED NEW BOARD

         If and when the Special Meeting of Stockholders is held, the Soliciting Stockholder expects to propose the election of a new board of directors (the "New Board"), which will consist of the following persons (the "Nominees"):


                                        4
 480241.1

  Name                             Age      Proposed Positions with the Company
  ----                             ---      -----------------------------------

  Isaac Perlmutter.................53        Director
  Morton E. Handel.................61        Director
  Raymond Minella..................47        Director


         Isaac Perlmutter is an independent investor and the President of the Soliciting Stockholder. Mr. Perlmutter has been a director of Toy Biz, Inc., a publicly held company, since April 1993. He is the sole stockholder of the Soliciting Stockholder, which is the record owner of 151,737 shares of Common Stock, and TMI, which is the record owner of 34,037 shares of Common Stock, and by virtue thereof, Mr. Perlmutter is the beneficial owner of 185,877 shares of Common Stock of the Company. His business address is c/o Pure Group, Inc., P.O. Box 1028, Lake Worth, Florida 33460.

         Morton E. Handel is the President of S&H Consulting, Ltd., a privately held financial consulting firm, a position he has held since 1991. From 1988 through February 28, 1990, he was Chairman of the Board and Chief Executive Officer of Coleco Industries, Inc., the predecessor to the Company ("Coleco"), and was Executive Vice President of Coleco from 1983 to 1988. Mr. Handel is also Chairman of the Board of Concurrent Computer Corporation, a Director and Chairman of the Audit Committee of CompUSA, Inc., and a Director and Chairman of the Audit Committee of Ithaca Industries, Inc., each of which is a publicly held company. Mr. Handel is the record and beneficial owner of 198,167 shares of Common Stock of the Company. His address is c/o S&H Consulting, Ltd., 1 Regency Drive, Bloomfield, Connecticut 06002.

         Raymond Minella is a co-founder of Berenson Minella & Company, an investment banking firm, and has been a managing partner since 1992. Prior to founding Berenson Minella & Company, Mr. Minella was co-head of the merchant banking group of Merrill Lynch & Co., an investment banking firm. Mr. Minella is not the record or beneficial owner of any shares of Common Stock. His address is c/o Berenson Minella & Company, 667 Madison Avenue, New York, New York 10021.


         The Nominees will receive no compensation for agreeing to stand for election as directors of the Company. It is expected that the New Board will authorize the payment of director's fees to the Directors that are comparable to director's fees paid by similar corporations. None of the Nominees is affiliated with the Soliciting Stockholder except Mr. Perlmutter, who is its sole shareholder.

         The Soliciting Stockholder is expected to indemnify each Nominee, to the fullest extent permitted by applicable law, from and against any and all expenses, liabilities or losses of any kind arising out of any threatened or filed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against or incurred by a Nominee in his capacity as a nominee for election as a director of the Company, and, if elected, as a director of the Company, or arising out of his status in either such capacity. The Soliciting Stockholder is expected to reimburse each Nominee for his reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, in connection with the defense of any claim, action, suit or proceeding as aforesaid.



                                        5
 480241.1

                  BUSINESS PLANS OF THE SOLICITING STOCKHOLDER
                                AND THE NEW BOARD

         If the Soliciting Stockholder is successful in replacing the Board of Directors with its nominees, the Soliciting Stockholder expects that the New Board would evaluate several alternative strategies to improve stockholder value including, without limitation, considering opportunities to obtain a release to the Company of all or a portion of the Product Liability Trust that was established as part of the Plan.

         The New Board is expected to consider various alternatives that would increase the value of the Common Stock, including actions that would entail:

                  (a) the acquisition of additional Common Stock or other securities of the Company, or the disposition of securities of the Company in the open market or otherwise;

                  (b) an extraordinary corporate transaction, such as a merger or liquidation, involving the Company;

                  (c) a sale or transfer of a material amount of assets of the Company;

                  (d) in addition to the changes disclosed above or elsewhere herein, other changes in the Board of Directors or management of the Company;

                  (e) a material change in the present dividend policy of the Company;

                  (f) other material changes in the Company's business or corporate structure;

                  (g) changes in the Company's certificate of incorporation or bylaws (in addition, in the case of the latter, to the changes proposed herein), or other actions which may impede the acquisition of control of the Company by another person; or

                  (h) actions similar to those enumerated above (each of the foregoing are collectively hereinafter referred to as the "Enumerated Actions").


         The Soliciting Stockholder's determination with respect to any of the foregoing Enumerated Actions will depend upon various factors, including, but not limited to, the Soliciting Stockholder's evaluation of the Company and its prospects, the status of the Product Liability Trust, general market and economic conditions, other opportunities available to the Soliciting Stockholder and other factors the Soliciting Stockholder may deem relevant to its investment decision. The New Board, if elected, would seek the approval of the stockholders of the Company to any of the Enumerated Actions if required by the Company's by-laws, certificate of incorporation, or any applicable law.

         The Soliciting Stockholder believes that current management has not effectively pursued the possibility of obtaining a partial distribution of the assets held by the Product Liability Trust. As of December 31, 1996, the Product Liability Trust had net assets of approximately $11.4 million. The


                                        6
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Product Liability Trust, by its terms, will be released to the Company on or about January 31, 2020, or such earlier date as the Bankruptcy Court may, on application, approve. The New Board, if elected, would explore the possibility of terminating the Product Liability Trust, or arranging for the partial distribution of its assets, based upon a review by actuaries and other experts of the amount of the Product Liability Trust that can reasonably be expected to be paid out to claimants between now and January 31, 2020.


         At the present time, the Soliciting Stockholder has no expectation that it or any of its affiliates or associates will, directly or indirectly, undertake, advance or be a party to any of the Enumerated Actions, except that the Soliciting Stockholder may acquire additional shares of Common Stock or, in the alternative, dispose of all or any lesser portion of its shares of Common Stock. In addition, the Soliciting Stockholder reserves the rights to be a party to any of the Enumerated Actions, if approved in accordance with the By-laws and applicable law, and if approved in accordance with the policy set forth in the following paragraph.


         If the New Board is elected by the stockholders, the Soliciting Stockholder will not engage, directly or indirectly, in any Enumerated Action with the Company (other than open market purchases and sales of the Common Stock or other securities of the Company) unless such transaction is approved (i) by a majority of the disinterested members of the Board of Directors, or (ii) if there are no disinterested directors, by the Board after receipt and review of an opinion of an independent investment banker or other financial expert that such transaction (A) is fair to the Company and the stockholders other than the Soliciting Stockholder, or (B) is on terms not materially different than could be obtained by arms' length negotiations with a person not affiliated or associated with the New Board.

         The Soliciting Stockholder has previously requested the Current Board to waive or terminate the restrictions (the "Article Fifth Restrictions") with respect to ownership of the Common Stock contained in Article Fifth of the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") as they apply to the Soliciting Stockholder. The full text of the Article Fifth Restrictions is contained in Article Fifth of the Certificate of Incorporation, a copy of which is attached hereto as Annex II.

         The Article Fifth Restrictions, if not waived or terminated by the Board of Directors, prohibit the Soliciting Stockholder - or any other person - from (i) acquiring an amount of stock that would make such person a holder of more than 5% of the outstanding Common Stock, and/or (ii) if such person holds 5% or more of the Common Stock, from selling or otherwise transferring any Common Stock. The Soliciting Stockholder expects to renew this request with the Board of Directors, including the New Board, after the Special Meeting.

         According to Article Fifth, paragraph G, of the Certificate of Incorporation, the purpose of the Article Fifth Restrictions is to preserve the tax benefits of the Company's net operating loss carryforwards (the "Carryforwards"). The amount of the Carryforwards as of September 30, 1996, was estimated by the Company to be approximately $185 million, as reported in the Company's unaudited financial statements (hereinafter, the "Unaudited Financial Statements") filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996. Note 4 to the Unaudited


                                        7
 480241.1

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Financial Statements advises that it is uncertain that the Company can ever realize any benefit from the Carryforwards, and so the Article Fifth Restrictions no longer appear to serve any significant corporate purpose.

         The Soliciting Stockholder believes that the existence of the Article Fifth Restrictions discourages major financial interests from acquiring a position in the Common Stock, which holds down demand for the Common Stock, and therefore holds down the price at which the Common Stock would be traded. The Soliciting Stockholder also believes that the Article Fifth Restrictions have the effect of entrenching existing management in office, as the Article Fifth Restrictions preclude stockholders or other investors from acquiring a controlling block of Common Stock which would enable them to replace or otherwise improve existing management. The Soliciting Stockholder may pursue its request for a waiver of the Article Fifth Restrictions or may request that the Board of Directors terminate the restrictions, prior to the Special Meeting.



                              CERTAIN TRANSACTIONS

         The Soliciting Stockholder expended $45,539 to purchase 151,797 shares of Common Stock. The funds used in making the purchases came from working capital. TMI acquired its 34,037 shares of Common Stock by virtue of its status as a creditor of the Company through the Plan. Mr. Handel expended $53,629 to purchase 198,167 shares of Common Stock and Mr. Grosser expended $1,350 to purchase 5,000 shares of Common Stock. The funds used in making the purchases came from their respective personal savings.

         As more fully set forth in "Proposed New Board," the Soliciting Stockholder expects to indemnify the members of the New Board against claims, suits and judgments, including the costs of defending against such claims, suits and judgments, arising out of their status as nominees or members of the Board. See "Proposed New Board."

         There are no formal or binding agreements or understandings between or among the Soliciting Stockholder and the New Board with respect to the manner in which the New Board, if elected, would manage the Company.

         The New Board would have the authority, in the exercise of its business judgment, to authorize the payment of compensation to some or all members of the New Board.


         None of the Soliciting Stockholder, Mr. Handel or Mr. Minella is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         The following table sets forth all purchases and sales of the Common Stock by the Soliciting Stockholder, and Messrs. Handel and Minella, in the two years ended on April 10, 1997.


                                        8
 480241.1

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                                                              Number of Shares
Stockholder                             Date                Purchased or (Sold)
-----------                             ----                -------------------
Soliciting Stockholder                 3/4/97                            46,797
Soliciting Stockholder                1/31/97                            15,000
Soliciting Stockholder                12/17/96                           30,000
Soliciting Stockholder                12/13/96                           60,000
Handel                                2/25/97                            40,000
Handel                                1/27/97                            18,500
Handel                                1/22/97                            30,000
Handel                                12/13/96                            1,938
Handel                                12/11/96                           32,500
Handel                                12/5/96                            30,000
Handel                                12/3/96                            35,000
Handel                                11/27/96                           10,229



         PLEASE PROMPTLY FILL OUT AND SIGN THE FORM OF DEMAND AND
         RETURN IT TO THE SOLICITING AGENT.

                                        9
 480241.1

                                     ANNEX I
              TEXT OF BY-LAW SECTION 3.14 AS PROPOSED TO BE AMENDED


         The text of Section 3.14 of the By-laws of the Company, as proposed to be amended by the Soliciting Stockholder, reads in its entirety as follows:

                  "SECTION 3.14. Nominations of Directors; Election. In addition to, and not in limitation of, all other provisions of (i) the By-laws,
         (ii) the certificate of incorporation, as amended to date and as amended hereafter from time to time, (iii) the Connecticut Business Corporation Act, and all other applicable federal and state law, the stockholders are authorized, at any annual or special meeting of stockholders duly called, (A) to remove any one or more directors, with or without cause, notwithstanding the term for which such directors were elected or appointed, including any director elected or appointed to the Board of Directors at any time prior to the vote thereon at the annual or special meeting, and (B) to fill any vacancies in the Board, including, without limitation, any vacancies resulting from a removal of directors by the stockholders."


 480241.1

                                    ANNEX II
                TEXT OF ARTICLE FIFTH OF THE AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION OF
                             RANGER INDUSTRIES, INC.



            FIFTH: A.  For the purposes of this Article FIFTH;

            (1) "Acquire" means the taking of action that, but for the provisions of Section B hereof, would be, or, pursuant to the proviso in Section B hereof, is, effective to purchase or otherwise acquire (whether voluntarily or involuntarily) Stock;

            (2) "Acquisition" means any transaction pursuant to which Stock would have been or is Acquired;

            (3)    The meaning of "Act" is set forth in Section F hereof;

            (4)    The meaning of "Carryovers" is set forth in Section H hereof;

            (5) The meaning of "Excess Shares" is set forth in Section C(1)(a) hereof;

            (6) "5-Percent Shareholder" means an individual who is a "5-percent shareholder" within the meaning of Section 382, provided, however, that any Entity which, if it were an individual and if, as such, it would be treated as a 5-percent shareholder pursuant to Section 382, shall be deemed to be a "5-Percent Shareholder";

            (7) The meaning of "Permitted Transferee" is set forth in Section C(1)(a) hereof;

            (8) The meaning of "Person" is that set forth in Section 7701(a)(1) of the Internal Revenue Code of 1986, as amended (and any successor thereto);

            (9) The meaning of "Proceeds" is set forth in Section C(1)(d) hereof;

            (10) "Purported Owner" means any Person who Acquires any Stock in any transaction which would be in violation of any prohibition set forth in Section B hereof;

            (11) The meaning of "Purported Owner's Transferor" is set forth in Section C(1)(a) hereof;

            (12) "Section 382" means Section 382 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (and any successors thereto);

            (13) "Share Trustee" means the trustee of the Excess Shares nominated and appointed by the Board of Directors from time to time;

 480241.1

            (14) "Stock" means stock of the Corporation as defined in Section 382, including any direct or indirect ownership interests in the Corporation which, pursuant to Section 382, are treated as stock of the Corporation and any options (as the term "option" is used in Section 382 but without regard to whether or not the issuance, sale, transfer, disposition, purchase or acquisition of any such option would result in an Ownership Change) to sell, transfer, dispose of, purchase or acquire stock of the Corporation, excluding, however, any interest in any Entity other than the Corporation;

            (15) The meaning of "Termination Date" is set forth in Section B hereof;

            (16) "Transfer" means the taking of action that, but for the provisions of Section B hereof, would be, or, pursuant to the proviso in Section B hereof, is, effective to sell, transfer or otherwise dispose of (whether voluntarily or involuntarily) Stock, and also means any transaction pursuant to which Stock would have been or is Transferred;

            (17) "Transfer Agent" means the transfer agent or agents with respect to the Stock designated by the Board of Directors from time to time; and

            (18) The meanings of all other capitalized terms used in this Article FIFTH and not otherwise defined herein are those set forth in Section 382.

B. At no time from immediately after the Effective Date (as defined in the Second Amended and Restated Consolidated Plan of Reorganization dated November 29, 1989 and filed in the United States Bankruptcy Court for the Southern District of New York by the Corporation, Ranger Industries (Delaware), Inc., and Ranger Industries (New York), Inc.) until December 31, 2005 (the "Termination Date"), shall any Person

            (1) (a) who is a 5-Percent Shareholder Acquire any Stock or (b) who is not a 5-Percent Shareholder Acquire any Stock that would cause such Person to become a 5-Percent Shareholder, or

            (2)    who is a 5-Percent Shareholder Transfer any Stock;

and any Transfer or Acquisition of any Stock in violation of this Section B shall be null and void ab initio, but, in a case described in Section (B)(1)(b) hereof, only as to that portion of Stock the Transfer or Acquisition of which violates Section B(1)(b) hereof, provided, however, that any Transfer or Acquisition shall not be prohibited and shall not be null and void if (a) the Board of Directors or a duly authorized committee thereof duly approves and authorizes such Transfer or Acquisition prior to such Transfer or Acquisition, which approval and authorization must be granted unless the Board of Directors or a duly authorized committee thereof, as the case may be, reasonably determines that the Transfer or Acquisition if permitted, taken by itself or together with transactions that have been or may be effected, may jeopardize the Corporation's ability (i) to utilize net operating losses and other tax attributes, or (ii) to attract additional equity capital that the Board of Directors or a duly authorized committee thereof, as the case may be, reasonably deems helpful in attaining the objectives or pursuing the interests of the Corporation; or (b) such Stock is Transferred or Acquired by reason of death, gift, divorce, separation or otherwise and, pursuant to the terms of Section 382, the transferee of the Stock is treated as owning


 480241.1
such Stock during the period such Stock was owned by the Person from whom it was acquired. The Corporation and the Board of Directors shall be fully protected in deciding whether or not to approve and authorize a Transfer or Acquisition otherwise prohibited by this Article FIFTH.

C. (1) If, notwithstanding the foregoing prohibition, a Person shall, voluntarily or involuntarily, become a Purported Owner of Stock in an Acquisition described by Section B(1) of this Article FIFTH and that is null and void pursuant to Section B of this Article FIFTH, then:

            (a) Notwithstanding any other provision of this Section C(1), the Purported Owner shall not obtain any rights in and to any such Stock that has been Acquired in such an Acquisition to the extent of the number of shares or amount of Stock that causes such Acquisition to be so null and void (the "Excess Shares"), and the Transfer of the Excess Shares to the Purported Owner shall not be recognized by the Corporation, the Transfer Agent or any other agent of the Corporation. Until the Excess Shares are Transferred to a Person, if any, whose Acquisition thereof will not be null and void (a "Permitted Transferee"), the transferor of the Excess Shares to the Purported Owner (the "Purported Owner's Transferor") shall continue to own the excess Shares and have all rights, including all voting rights and all rights to any dividends or other distributions, liquidating or otherwise, incident to ownership of such Excess Shares. All Excess Shares will continue to be issued and outstanding.

            (b) If the Transfer Agent obtains possession of any certificate or other evidence of purported ownership representing any Excess Shares, the Transfer Agent shall deliver such certificate or other evidence to the Share Trustee in trust, for the benefit of the Purported Owner's Transferor, and such Share Trustee shall proceed forthwith to attempt to sell or cause the sale of the Excess Shares to a Permitted Transferee. The Share Trustee shall take all lawful action to cause the Purported Owner to deliver or cause delivery of the Excess Shares and any indicia of ownership thereof to the Share Trustee and the Purported Owner shall forthwith effect delivery thereof to the Share Trustee and, upon obtaining possession thereof, the Share Trustee shall proceed forthwith to attempt to sell or cause the sale of the Excess Shares to a Permitted Transferee. The Share Trustee shall attempt to sell or cause the sale of the Excess Shares in the then existing public market or in such other commercially reasonable fashion as the Corporation shall direct. In performing the duties herein imposed upon it, the Share Trustee shall act at all times as the agent for the Purported Owner's Transferor;

            (c) Once the Excess Shares are Acquired by a Permitted Transferee, the Permitted Transferee shall have and shall be entitled to exercise all rights incident to the ownership of such Excess Shares from the date of the Acquisition thereof by the Permitted Transferee; and

            (d) The Proceeds from the sale of the Excess Shares to the Permitted Transferee ( the "Proceeds") shall be distributed as follows: (i) first, to the Share Trustee, the Transfer Agent and the Corporation for all costs incurred in respect of the administration and sale of the Excess Shares (in the event that the Proceeds are insufficient to reimburse the Share Trustee, the Transfer Agent and the Corporation for all costs incurred in respect of the administration and sale of the Excess Shares the Purported Owner shall be responsible to reimburse the Share Trustee, the Transfer Agent and the Corporation for such costs), (ii) second, to the Purported Owner, if known, in an amount up to the amount paid by the Purported Owner, if determinable, for the Excess Shares, and (iii) third, to the

 480241.1

Purported Owner's Transferor, if known, and if not known, to the Corporation for the benefit of the purported Owner's Transferor. Notwithstanding anything in this Article FIFTH to the contrary, the Corporation shall at all times be entitled to make application to any court of equitable jurisdiction within the State of Connecticut for an adjudication of the respective rights and interests of any Person in and to the Proceeds or any portion thereof, pursuant to this Article FIFTH and applicable law, and for leave to pay the Proceeds or any portion thereof into such court.

      (2) If a Person shall, voluntarily or involuntarily Transfer any Stock the Transfer of which is described by Section B(2) hereof and the Transfer of which is null and void pursuant to Section B hereof, then:

            (a) The Purported Owner of such Transferred Stock shall not obtain any rights in and to any such Stock; and

            (b) The Person Transferring such Stock shall be liable for any and all loss, costs and damages suffered by the Corporation, the Transfer Agent, the Share Trustee, the Purported Owner and any other party to the prohibited Transfer.

In any case where a Transfer of Stock would be null and void pursuant to Section B, and would be described in both the Section B(1) prohibition on Acquisitions and the Section B(2) prohibition on Transfers then, notwithstanding anything to the contrary contained in this Article FIFTH, the terms of Section C(1) of this Article FIFTH shall not apply and the Transfer shall be governed by the terms of this Section C(2) of this Article FIFTH.

D. Immediately upon the Transfer or Acquisition of any Stock in violation of Section B hereof, the Purported owner and the Purported Owner's Transferor thereof shall give, or cause to be given, written notice thereof to the Corporation. Each owner of Stock shall furnish to the Corporation all information reasonably requested with respect to all Stock in which such Person has a direct or indirect ownership interest (both as defined in Section 382).

E. Upon a determination by the Board of Directors that a Person has Acquired or Transferred or may Acquire or Transfer Stock in violation of Section B hereof, the Board of Directors may take such action as it deems advisable to prevent any such Transfer or Acquisition and to refuse to give effect to such Transfer or Acquisition on the books and records of the Corporation, including, without limitation, to cause the Transfer Agent to refuse to record the Purported Owner as the record owner of such Stock, to refuse to issue Stock upon the exercise or purported or attempted exercise of options to Acquire Stock, which options constitute Stock that has been transferred or Acquired in violation of Section B of this Article FIFTH, and to institute proceedings to enjoin any such Transfer or Acquisition.

F. Pursuant to Section 382, in determining whether any Person has become a Purported Owner, the Corporation, the Transfer Agent and the Share Trustee are each entitled to rely on the existence and absence of filings on Schedules 13D and 13G (or any similar schedules) as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), and any successor rule, regulation or statute, to identify any Person who is a 5-Percent Shareholder, and the existence or absence of an

 480241.1
amendments to Schedules 13D and 13G showing any material increase or decrease in the percentage of Stock owned by such Person, as required by Rule 13d-2 under the Act. The Board of Directors shall be fully protected in relying on the items set forth in the foregoing sentence, together with such other items or sources of information as may be required or permitted from time to time by Section 382 or as available to the Corporation, to determine whether any Person has become or is attempting to become a Purported Owner of Stock.

G. If any provision of this Article FIFTH or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the remaining provisions will remain valid and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court, and this Article FIFTH will be construed, in the absence of such provision, to give effect to the purpose of this Article FIFTH to the maximum extent possible.

H. The purposes of this Article FIFTH are to enable the Corporation to attract additional equity capital and investment that may be helpful in attaining corporate objectives or pursuing corporate interests, and to facilitate the Corporation's ability to preserve and utilize net operating losses and other tax attributes to which the Corporation, in the absence of limitations, is entitled from time to time under the Internal Revenue Code of 1986, as amended (the "Carryovers"), and to that end the Board of Directors is authorized to take such action, to the extent permitted by law and not inconsistent with this Article FIFTH, as it may deem necessary or advisable to protect the Corporation and the interests of holders of its equity and debt securities by preservation of the Corporation's ability to preserve and utilize its Carryovers.

I. The Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by Bylaw or otherwise, regulations and procedures not inconsistent with the provisions of this Article FIFTH for determining whether any Acquisition or Transfer of Stock would jeopardize the Corporation's ability to preserve and utilize its Carryovers and for the orderly application, administration and implementation of the provisions of this Article FIFTH. Such procedures and regulations shall be kept on file with the Secretary of the Corporation and with its Transfer Agent and shall be made available for inspection by the public and, upon request, shall be mailed to any registered holder of Stock of the Corporation.

J. Notwithstanding the provisions of this Article FIFTH and its purposes, the Board of Directors may by resolution accelerate the Termination Date to an earlier date if the Board determines that such acceleration is in the best interests of the Corporation and its shareholders. In the event the Board accelerates the Termination Date, the Corporation shall notify all registered holders of Stock of the Corporation, and provide a copy of the notice to all stock exchanges on which the Corporation's Stock is then listed and to the Transfer Agent.

K. The provisions of this Article FIFTH shall not restrict, prohibit or affect the validity of any Transfer or Acquisition of Stock approved by the Board of Directors.

L. All certificates evidencing ownership of shares of Stock shall bear a conspicuous legend as follows:


 480241.1

            "THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO ARTICLE FIFTH OF THE CERTIFICATE OF INCORPORATION OF THE CORPORATION REPRINTED IN ITS ENTIRETY ON THE BACK OF THIS CERTIFICATE."

M. All certificates evidencing ownership of shares of Stock that are held by a 5-Percent Shareholder shall bear, immediately below, and in addition to, the legend prescribed by Section L hereof, the following two conspicuous legends:

            "ANY TRANSFER OR ACQUISITION OR PURPORTED OR ATTEMPTED TRANSFER OR ACQUISITION OF ANY OF THE SHARES OF STOCK
            REPRESENTED HEREBY IN VIOLATION OF SUCH RESTRICTIONS SHALL BE NULL AND VOID AB INITIO.

            THE HOLDER OF THE SHARES OF STOCK REPRESENTED HEREBY IS PROHIBITED FROM PURCHASING ANY ADDITIONAL SHARES OF STOCK OF THE CORPORATION AND IS PROHIBITED FROM PURCHASING ANY OPTIONS OR ACQUIRING ANY OTHER RIGHTS TO ACQUIRE SHARES OF STOCK OF THE CORPORATION."


 480241.1

-------------------------------------------------------------------------------

[[Front of Card]]


            PURE GROUP, INC., THE SOLICITING STOCKHOLDER, IS SOLICITING THIS DEMAND FOR A SPECIAL MEETING OF STOCKHOLDERS OF RANGER INDUSTRIES, INC.



TO THE BOARD OF DIRECTORS OF RANGER INDUSTRIES, INC.

The undersigned, being the record or beneficial holder, or duly authorized representative of such record or beneficial holder, of the number of shares of outstanding common stock (the "Common Stock") of Ranger Industries, Inc., a Connecticut corporation (the "Company") set forth on the reverse side hereof, hereby demands, as authorized under the by-laws of the Company and the provisions of the Connecticut Business Corporation Act, that the Board of Directors or appropriate officers of the Company call for a special meeting of the stockholders of the Company by May 28, 1997, or as promptly thereafter as may be necessary to comply with the notice and similar requirements applicable to the Company, including without limitation the information requirements of the Securities Exchange Act of 1934, as amended. The special meeting shall be called for the following purposes:

     1. Amending Section 3.14 of the by-laws of the Company to (a) authorize the stockholders to fill vacancies in the Board of Directors at a special meeting of stockholders, and (b) remove certain procedural requirements with respect to the nomination and election of directors by the stockholders;

     2. Removing the current Board of Directors, including any Directors elected or appointed by the Board at any time prior to the vote thereon at the Special Meeting; and

     3. Electing a new slate of directors to serve until the next annual meeting of stockholders.

Yours very truly,



Authorized Signature        Date              Authorized Signature



Title or Capacity if other than               Title or Capacity if other than
the Record Holder                             the Record Holder
==============================================================================
[[Back of Card]]         BE SURE TO SIGN THIS FORM OF DEMAND ON THE OTHER SIDE
Name and address of Stockholder:





Number of shares of Common Stock,
$0.01 par value per share,
held by this Stockholder:


         PURE GROUP, INC., THE SOLICITING STOCKHOLDER, IS SOLICITING THIS DEMAND FOR A SPECIAL MEETING OF STOCKHOLDERS OF RANGER INDUSTRIES, INC.


         THIS IS NOT A PROXY. BY SIGNING THIS CARD, THE STOCKHOLDER IS NOT AUTHORIZING ANY PERSON TO ACT ON BEHALF OF THE STOCKHOLDER, OTHER THAN TO PRESENT THIS DEMAND TO RANGER INDUSTRIES, INC.

-------------------------------------------------------------------------------


 480241.1